03002042

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED FEB 25 2003 WASH. DC SECTION

SEC FILE NUMBER
~~8-027829~~ 8-42750

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CHILIAN PARTNERS L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

225 MIZNER BLVD SUITE 518
(No. and Street)

BOCA RATON (City) FL (State) 33432 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DONALD W. DENTON 561-672-4690
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SIDNEY W. AZRILIANT, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

36 WEST 44TH STREET, SUITE 1100 (Address) NEW YORK, (City) NY (State) 10036 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 11 2003 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, DONALD W. DENTON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CHILIAN PARTNERS L.P., as of DECEMBER 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NO EXCEPTIONS

EVAN B. AZRILIANT
Notary Public, State of New York
No. [illegible]
Qualified in New York County
Commission Expires Jan. 18, 2006

Signature

GENERAL PARTNER
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Internal control report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FORM X-17A-5	**FOCUS REPORT** (Financial and Operational Combined Uniform Single Report) **Part IIA Quarterly 17a-5(a)** INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Select a filing method: Basic (selected) Alternate [0011]

Name of Broker Dealer: CHILIAN PARTNERS, L.P. [0013]

SEC File Number: 8- 42750 [0014]

Address of Principal Place of Business: 225 N.E. MIZNER BLVD. [0020]

BOCA RATON [0021] FL [0022] 33432-3956 [0023]

Firm ID: 27829 [0015]

For Period Beginning 10/01/2002 [0024] And Ending 12/31/2002 [0025]

Name and telephone number of person to contact in regard to this report:

Name: DONALD W. DENTON, GENERAL PART [0030] Phone: 561-672-4690 [0031]

Name(s) of subsidiaries or affiliates consolidated in this report:

Name: ______ [0032] Phone: ______ [0033]

Name: ______ [0034] Phone: ______ [0035]

Name: ______ [0036] Phone: ______ [0037]

Name: ______ [0038] Phone: ______ [0039]

Does respondent carry its own customer accounts? Yes [0040] No (selected) [0041]

Check here if respondent is filing an audited report [0042]

ASSETS

Consolidated ○ [0198] Unconsolidated ◉ [0199]

		Allowable	Non-Allowable	Total
1.	Cash	8,337 [0200]		8,337 [0750]
2.	Receivables from brokers or dealers:			
	A. Clearance account	[0295]		
	B. Other	[0300]	50,000 [0550]	50,000 [0810]
3.	Receivables from non-customers	[0355]	[0600]	0 [0830]
4.	Securities and spot commodities owned, at market value:			
	A. Exempted securities	[0418]		
	B. Debt securities	[0419]		
	C. Options	[0420]		
	D. Other securities	4,443,447 [0424]		
	E. Spot commodities	[0430]		4,443,447 [0850]
5.	Securities and/or other investments not readily marketable:			
	A. At cost [0130]			
	B. At estimated fair value	[0440]	[0610]	0 [0860]
6.	Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:	[0460]	[0630]	0 [0880]
	A. Exempted securities [0150]			
	B. Other securities [0160]			
7.	Secured demand notes market value of collateral:	[0470]	[0640]	0 [0890]
	A. Exempted securities			

	[0170]			
	B. Other securities [0180]			
8.	Memberships in exchanges:			
	A. Owned, at market [0190]			
	B. Owned, at cost		[0650]	
	C. Contributed for use of the company, at market value		[0660]	0 [0900]
9.	Investment in and receivables from affiliates, subsidiaries and associated partnerships	[0480]	[0670]	0 [0910]
10.	Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization	[0490]	[0680]	0 [0920]
11.	Other assets	2,838 [0535]	[0735]	2,838 [0930]
12.	**TOTAL ASSETS**	4,454,622 [0540]	50,000 [0740]	4,504,622 [0940]

LIABILITIES AND OWNERSHIP EQUITY

	Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13.	Bank loans payable	[1045]	[1255]	0 [1470]
14.	Payable to brokers or dealers:			
	A. Clearance account	263,651 [1114]	[1315]	263,651 [1560]
	B. Other	[1115]	[1305]	0 [1540]
15.	Payable to non-customers	[1155]	[1355]	0 [1610]
16.	Securities sold not yet purchased, at market value		256,875 [1360]	256,875 [1620]
17.	Accounts payable, accrued liabilities, expenses and other	[1205]	[1385]	0 [1685]
18.	Notes and mortgages payable:			
	A. Unsecured	[1210]		0 [1690]
	B. Secured	[1211]	[1390]	0 [1700]
19.	Liabilities subordinated to claims of general creditors:			
	A. Cash borrowings:		[1400]	0 [1710]
	1. from outsiders [0970]			
	2. Includes equity subordination (15c3-1(d)) of [0980]			
	B. Securities borrowings, at market value: from outsiders [0990]		[1410]	0 [1720]
	C. Pursuant to secured demand note collateral agreements:		[1420]	0 [1730]
	1. from outsiders [1000]			

	2.	Includes equity subordination (15c3-1(d)) of ______ [1010]			
	D.	Exchange memberships contributed for use of company, at market value		[1430]	0 [1740]
	E.	Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	0 [1750]
20.		TOTAL LIABLITIES	263,651 [1230]	256,875 [1450]	520,526 [1760]

Ownership Equity

			Total
21.	Sole proprietorship		[1770]
22.	Partnership (limited partners 3,984,097 [1020])		3,984,097 [1780]
23.	Corporations:		
	A.	Preferred stock	[1791]
	B.	Common stock	[1792]
	C.	Additional paid-in capital	[1793]
	D.	Retained earnings	[1794]
	E.	Total	0 [1795]
	F.	Less capital stock in treasury	[1796]
24.	TOTAL OWNERSHIP EQUITY		3,984,097 [1800]
25.	TOTAL LIABILITIES AND OWNERSHIP EQUITY		4,504,623 [1810]

STATEMENT OF INCOME (LOSS)

Period Beginning 10/01/2002 [3932]	Period Ending 12/31/2002 [3933]	Number of months 3 [3931]

REVENUE

1.	Commissions:		
	a.	Commissions on transactions in exchange listed equity securities executed on an exchange	[3935]
	b.	Commissions on listed option transactions	[3938]
	c.	All other securities commissions	[3939]
	d.	Total securities commissions	0 [3940]
2.	Gains or losses on firm securities trading accounts		
	a.	From market making in options on a national securities exchange	[3945]
	b.	From all other trading	587,086 [3949]
	c.	Total gain (loss)	587,086 [3950]
3.	Gains or losses on firm securities investment accounts		[3952]
4.	Profit (loss) from underwriting and selling groups		[3955]
5.	Revenue from sale of investment company shares		[3970]
6.	Commodities revenue		[3990]
7.	Fees for account supervision, investment advisory and administrative services		[3975]
8.	Other revenue		[3995]
9.	Total revenue		587,086 [4030]

EXPENSES

10.	Salaries and other employment costs for general partners and voting stockholder officers		[4120]
11.	Other employee compensation and benefits		[4115]
12.	Commissions paid to other broker-dealers		[4140]
13.	Interest expense		[4075]
	a. Includes interest on accounts subject to subordination agreements	[4070]	
14.	Regulatory fees and expenses		[4195]
15.	Other expenses		22,470 [4100]
16.	Total expenses		22,470 [4200]

NET INCOME

17.	Net Income(loss) before Federal Income taxes and items below (Item 9 less Item 16)		564,616 [4210]
18.	Provision for Federal Income taxes (for parent only)		[4220]
19.	Equity in earnings (losses) of unconsolidated subsidiaries not included above		[4222]
	a. After Federal income taxes of	[4238]	
20.	Extraordinary gains (losses)		[4224]
	a. After Federal income taxes of	[4239]	
21.	Cumulative effect of changes in accounting principles		[4225]
22.	Net income (loss) after Federal income taxes and extraordinary items		564,616 [4230]

MONTHLY INCOME

23.	Income (current monthly only) before provision for Federal income taxes and extraordinary items	-721,637 [4211]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which such exemption is based

A. (k) (1)--Limited business (mutual funds and/or variable annuities only) ☐ [4550]

B. (k) (2)(i)--"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)--All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- ______ [4335A]	______ [4335A2]	______ [4335B]
8- ______ [4335C]	______ [4335C2]	______ [4335D]
8- ______ [4335E]	______ [4335E2]	______ [4335F]
8- ______ [4335G]	______ [4335G2]	______ [4335H]
8- ______ [4335I]	______ [4335I2]	______ [4335J]

D. (k) (3)--Exempted by order of the Commission ☑ [4580]

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			3,984,097 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			3,984,097 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			3,984,097 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		50,000 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-50,000 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			3,934,097 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		699,798 [3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	

D.	Undue Concentration	[3650]	
E.	Other (List)		
	[3736A]	[3736B]	
	[3736C]	[3736D]	
	[3736E]	[3736F]	
		0 [3736]	-699,798 [3740]
10.	Net Capital		3,234,299 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	17,576 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	100,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	100,000 [3760]
14.	Excess net capital (line 10 less 13)	3,134,299 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	3,207,933 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			263,651 [3790]
17.	Add:			
	A. Drafts for immediate credit		[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited		[3810]	
	C. Other unrecorded amounts(List)			
		[3820A]	[3820B]	
		[3820C]	[3820D]	
		[3820E]	[3820F]	
			0 [3820]	0 [3830]
19.	Total aggregate indebtedness			263,651 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)		%	8 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

SCHEDULED WITHDRAWALS

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
[4650]	[4651]	[4652]	[4653]	[4654]	[4655]
[4660]	[4661]	[4662]	[4663]	[4664]	[4665]
[4670]	[4671]	[4672]	[4673]	[4674]	[4675]
[4680]	[4681]	[4682]	[4683]	[4684]	[4685]
[4690]	[4691]	[4692]	[4693]	[4694]	[4695]
		TOTAL $	0 [4699]		

Omit Pennies

Instructions Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1.	Balance, beginning of period			3,428,481 [4240]
	A.	Net income (loss)		564,616 [4250]
	B.	Additions (includes non-conforming capital of	[4262])	[4260]
	C.	Deductions (includes non-conforming capital of	[4272])	-9,000 [4270]
2.	Balance, end of period (From item 1800)			3,984,097 [4290]

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3.	Balance, beginning of period		[4300]
	A.	Increases	[4310]
	B.	Decreases	[4320]
4.	Balance, end of period (From item 3520)		0 [4330]

Regulation Application

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Schedule I
December
2002

Submitted

User Id: ParavatiT CHILIAN PARTNERS, L.P. Firm Id: 27829

SCHEDULE I

Report for period beginning 01/01/2002 [8005] and ending 12/31/2002 [8006]

Schedule I

SEC File Number: 42750 [8011]

Firm ID: 27829

1. Name of Broker Dealer: CHILIAN PARTNERS, L.P. [8020]

2. Name(s) of broker-dealer(s) merging with respondent during reporting period:

Name: ______ [8053]	Phone: ______ [8057]
Name: ______ [8054]	Phone: ______ [8058]
Name: ______ [8055]	Phone: ______ [8059]
Name: ______ [8056]	Phone: ______ [8060]

3. Respondent conducts a securities business exclusively with registered broker-dealers: Yes (selected) No [8073]

4. Respondent is registered as a specialist on a national securities exchange: Yes No (selected) [8074]

5. Respondent makes markets in the following securities:
   - (a) equity securities Yes No (selected) [8075]
   - (b) municipals Yes No (selected) [8076]
   - (c) other debt instruments Yes No (selected) [8077]

6. Respondent is registered solely as a municipal bond dealer: Yes No (selected) [8078]

7. Respondent is an insurance company or an affiliate of an insurance company: Yes No (selected) [8079]

8. Respondent carries its own public accounts: Yes No (selected) [8084]

9. Respondent's total number of public customer

accounts:

(carrying firms filing X-17A-5 Part II only)

	(a)	Public customer accounts	[8080]
	(b)	Omnibus accounts	[8081]
10.		Respondent clears its public customer and/or proprietary accounts:	Yes ◯ No ◉ [8085]
11.		Respondent clears its public customer accounts in the following manner:	
	(a)	Direct Mail (New York Stock Exchange Members Only)	☐ [8086]
	(b)	Self Clearing	☐ [8087]
	(c)	Omnibus	☐ [8088]
	(d)	Introducing	☐ [8089]
	(e)	Other	☐ [8090]
	(f)	Not Applicable	☑ [8091]
12.	(a)	Respondent maintains membership(s) on national securities exchange(s):	Yes ◯ No ◉ [8100]
	(b)	Names of national securities exchange(s) in which respondent maintains memberships:	
		(1) American	☐ [8120]
		(2) Boston	☐ [8121]
		(3) CBOE	☐ [8122]
		(4) Midwest	☐ [8123]
		(5) New York	☐ [8124]
		(6) Philadelphia	☐ [8125]
		(7) Pacific Coast	☐ [8126]
		(8) Other	☐ [8129]
13.		Employees:	
	(a)	Number of full-time employees	3 [8101]
	(b)	Number of full-time employees registered representatives employed by respondent included in 13(a)	2 [8102]
14.		Number of NASDAQ stocks respondent makes market	0 [8103]
15.		Total number of underwriting syndicates respondent was a member	0 [8104]

16. Number of respondent's public customer

transactions:

		Actual ( ) Estimate ( )
(a)	equity securities transactions effected on a national securities exchange	[8107]
(b)	equity securities transactions effected other than on a national securities exchange	[8108]
(c)	commodity, bond, option, and other transactions effected on or off a national securities exchange	[8109]

17. Respondent is a member of the Securities Investor Protection Corporation — Yes (•) No ( ) [8111]

18. Number of branch officies operated by respondent — 0 [8112]

19.
(a) Respondent directly or indirectly controls, is controlled by, or is under common control with a U.S. bank — Yes ( ) No (•) [8130]

(b) Name of parent or affiliate — [8131]

(c) Type of institution — [8132]

20. Respondent is an affiliate or subsidiary of a foreign broker-dealer or bank — Yes ( ) No (•) [8113]

21.
(a) Respondent is a subsidiary of a registered broker-dealer — Yes ( ) No (•) [8114]

(b) Name of parent — [8116]

22. Respondent is a subsidiary of a parent which is not a registered broker or dealer — Yes ( ) No (•) [8115]

23. Respondent sends quarterly statements to customers pursuant to Rule 10b-10(b) in lieu of daily or immediate confirmations: — Yes ( ) No (•) [8117]

*** Required in any Schedule I filed for the calender year 1978 and succeeding years.**

24. Aggregate Dollar Amount of Non-Exempted OTC Sales of Exchange-Listed Securities Done by Respondent During the Reporting Period — [8118]

N.A.S.D. Miscellaneous Information

Annual Municipal Income — 0 [8151]

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CHILIAN PARTNERS, L.P.
(A Limited Partnership)

Audited Financial Statements

For the Year Ended December 31, 2002

SIDNEY W. AZRILIANT, CPA, P.C.

INDEX

Auditor's Report

EXHIBIT A	Statement of Financial Condition – December 31, 2002
EXHIBIT B	Statement of Income for the Year ended December 31, 2002
EXHIBIT C	Statement of Partners' Capital Accounts for the Year ended December 31, 2002
EXHIBIT D	Statement of Cash Flows for the Year ended December 31, 2002

Notes to Financial Statements

Supplemental Statement and Reports

1. Commentary on SIPC (4) Report
2. SIPC (4) Report
3. FOCUS Report – Part II A
4. Internal Control Report

February 8, 2003

Independent Auditor's Report

The Partners
CHILIAN PARTNERS L.P.

We have audited the accompanying statement of financial condition of CHILIAN PARTNERS, L.P. as of December 31, 2002 and the related statements of income, partners' capital, and cash flows. These statements are the responsibility of the general partner. Our responsibility is to express an opinion on these statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. These standards require that the auditor plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis of our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CHILIAN PARTNERS L.P. as of December 31, 2002, its income statement, statement of partners' capital, and its cash flows, for the year then ended in conformity with generally accepted accounting principles.

SIDNEY W. AZRILIANT, CPA, P.C.

EXHIBIT A

CHILIAN PARTNERS L.P.
(A Limited Partnership)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2002

ASSETS	
Cash and Equivalents	$ 8,337
Securities at market value (Notes 1 & 2)	4,397,348
Securities at cost –	
NASD stock & warrants (Note 3)	46,100
Accrued interest & dividends	2,839
Due from General Partner	50,000
TOTAL ASSETS	$ 4,504,624
LIABILITIES AND PARTNERS' CAPITAL	
LIABILITIES	
Securities sold but not yet purchased (Note 2)	$ 256,876
Due to broker – clearance account	263,651
TOTAL LIABILITIES	520,527
Partners' Capital Accounts	3,984,097
TOTAL LIABILITIES AND PARTNERS' CAPITAL ACCOUNTS	$ 4,504,624

The accompanying notes are an integral part of these financial statements.

EXHIBIT B

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2002

Gross Income	
Net security dealer trading losses	
Market to market	($ 3,765,100)
Dividend income	4,015
Total Gross Income (Loss)	(3,761,085)
Expenses	
Short Dividends Paid	43,682
Insurance	836
Interest on Margin accounts	104,344
Management Fees- General Partner (Notes 3 and 4)	111,689
Miscellaneous expenses	8,403
Professional fees	14,494
Taxes	778
Regulatory Fees and Assessments	793
Total Expenses	285,019
NET LOSS	**($ 4,046,104)**

The accompanying notes are an integral part of these financial statements.

EXHIBIT C

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF PARTNERS' CAPITAL ACCOUNTS

FOR THE YEAR ENDED DECEMBER 31, 2002

	Limited Partners	General Partners	Total
Balance- January 1, 2002	$3,619,792	$4,550,385	$8,170,177
Net Loss (Exhibit B)	(2,038,862)	(2,007,242)	(4,046,104)
Capital contributed by partners	0	0	0
Withdrawal by partners	(139,977)	0	(139,977)
BALANCE - **December 31, 2002**	**$1,440,953**	**$2,543,144**	**$3,984,097**

The accompanying notes are an integral part of these financial statements.

EXHIBIT D

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

Cash decrease from operating activities Net Loss (Exhibit B)			($4,046,104)
Adjustment to reconcile net income to net cash by operating activities:			
Net change in assets and liabilities for year:			
	Increase to cash	Decrease to cash	
Decrease in securities at market value	$ 295,842		
Increase in accrued interest And dividends receivables		$ 438	
Decrease in securities sold But not yet purchased		3,853,611	
Decrease due from broker	7,799,988		
Increase in other assets		50,000	
	$ 8,095,830	$ 3,904,049	4,191,781
Increase in cash from operations			145,677
Cash flows from financing activities: Net cash withdrawals by partners – Exhibit "C"			(139,977)
NET INCREASE IN CASH			$ 5,700

Supplemental disclosure of cash flow information.
Interest expense was $104,344

CHILIAN PARTNERS, L.P.

NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2002

The Limited Partnership is an Operating Broker Dealer and is a market maker in convertible and government securities. The Partnership terminates December 31, 2018.

1. Securities and commodities transactions of the Partnership are recorded on a trade date basis.

Securities are valued at market or at fair value as determined by management. The resulting difference between cost and market (or fair value) is included in income.

Repurchase and resale agreements are treated as financing transactions and are carried at the amounts at which the securities will be subsequently reacquired or resold as specified in the respective agreements.

Intangible assets have been fully amortized, using an estimated useful life of five years.

The indirect method was used for preparing the statement of cash flow.

2. Securities Owned and Securities Sold But Not Yet purchased.
Marketable securities owned and sold but not yet purchased consist of trading securities at market values.

	Owned	Sold But Not Yet Purchased
Corporate stocks and options	$4,397,348	$256,876

3. The Limited Partnership owns 2,000 shares of common stock and I,500 warrants of NASDAQ which are valued at the original cost of $46,I00.

4. Management Fees
Management fees are paid to the General Partner quarterly based upon an annual rate of 2% of the net assets of the Partnership.

5. Incentive Management Fees.

Incentive management fees are paid to the general partner based on the performance of the partnership. For the year 2002 the general partner did not receive an incentive management fee.

6. Income Taxes

Since the Company is a partnership, it is not liable for income taxes. Income taxes incurred due to the income of the partnership are the responsibility of the individual partners.

CHILIAN PARTNERS, L.P.
(A Limited Partnership)

Computation of Net Capital
At December 31, 2002

Ownership equity as per Statement of Financial Condition and Net Capital before non-allowable assets and haircuts on Security positions	$ 3,984,097
Non allowable assets Loans Receivable	50,000
	3,934,097
Haircut on Securities	699,798
NET CAPITAL PER PART IIA - PAGE 7	**$ 3,234,299**

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 8, 2003

NASD Regulation Inc./Systems Support
9509 Key West Ave
3rd Floor
Rockville, MD 20850
Att: Sherry Lawrence

Re: Chilian Partners, L.P.
Audit at 12/31/02

Gentlemen:

The Company is exempt from the 15c3-3 Reserve Requirement computation and Possession or Control Requirements because the firm has no "customers" as same are defined in Rule 15c3-3(a)(1) and, accordingly, the firm does not perform custodial functions relating to customer securities as same is defined in Rule 15c3-3(b)(c). Therefore, the firm is not subject to (i.e. is exempt from) Rule 15c3-3's Reserve Requirement Computation and Possession for Control Requirements. Additionally, pursuant to rule 7a-5(g)(iv)(2), no facts have come to our attention which would indicate that such "exemption" has not been complied with during the period of our audit, i.e. no facts have come to our attention that during such period the firm had "customers" as same are defined in Rule 15c3-3(a)(1).

The firm neither had Liabilities subordinated to Claims of General Creditors at December 31, 2002 nor the prior year, December 31, 2001; hence, there were no such liabilities or change to such liabilities Subordinated to Claims of General Creditors pursuant to SEC Rule 17a-5(d)(2).

Very truly yours,

SIDNEY W. AZRILIANT, CPA, P.C.

Sidney W. Azriliant

cc: SEC, Washington, DC
SEC, Miami, FL

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 8, 2003

Independent Auditor's Report on the SIPC Annual Assessment Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In accordance with Rule 17a-5(e)(4) of the Securities and Exchange Commission, we have performed the following procedures with respect to the accompanying schedule (Form SIPC-4) of Securities Investor Protection Corporation assessments and payments of CHILIAN PARTNERS L.P. for the year ended December 31, 2002. Our procedures were performed solely to assist you in complying with Rule 17a-5(e)(4), and our report is not to be used for any other purpose. The procedures we performed are as follows:

1. Compared listed assessment payments with respective cash disbursements records entries;

2. The SIPC assessment for 2002 has been paid

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the schedule referred to above. In connection with the procedures referred to above, nothing came to our attention that caused us to believe that the amounts shown on Form SIPC-4 were not determined in accordance with applicable instructions and forms. This report relates only to the schedule referred to above and does not extend to any financial statements of CHILIAN PARTNERS L.P. taken as a whole.

SIDNEY W. AZRILIANT, CPA, P.C.

FORM
SPIPC-4
(14-REV.12/01)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15TH STREET N.W., STE. 800, WASHINGTON, D.C. 20005-2215
2002 GENERAL ASSESSMENT PAYMENT FORM
(SEE INSTRUCTIONS ON MEMBER'S COPY)

1. NAME OF BROKER-DEALER, ADDRESS OF PRINCIPAL PLACE OF BUSINESS, 1934 ACT REGISTRATION NUMBER AND MONTH IN WHICH FISCAL YEAR ENDS (IF INFORMATION SHOWN BELOW REQUIRES CORRECTION, PLEASE SO INDICATE ON THE FORM FILED)

2. ASSESSSMENT	$150.00
3. LESS PRIOR YEAR OVERPAYMENT	(______)
4. INTEREST ON LATE PAYMENT FOR ______ DAYS AT 20% PER ANNUM	______
5. BALANCE DUE CHECK ENCLOSED	$ 150.00

[signature] 1/16/02
AUTHORIZED SIGNATURE/TITLE DATE

MEMBER'S COPY

Paid 1/16/02 #1249

SIDNEY W. AZRILIANT, CPA, P.C.
THE BAR BUILDING · SUITE 1100
36 WEST 44TH STREET
NEW YORK, N. Y. 10036
TELEPHONE
(212) 869-8223

February 8, 2003

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

The Partners
CHILIAN PARTNERS L.P.

In planning and performing our audit of the consolidated financial statements of Chilian Partners L.P. (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparison, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that

assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

SIDNEY W. AZRILIANT, CPA, P.C.